

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Via E-mail
Mr. Jeffrey S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202

Re: CoreSite Realty Corporation
Form 10-Q for the quarterly period ended September 30, 2019
Exhibit No. 10.1 Eighth Amendment to Lease
Filed November 1, 2019
File No. 001-34877

Dear Mr. Finnin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance